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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                AMENDMENT NO. 1



                                 SCHEDULE 13E-4



                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)



                            MULTI-MARKET RADIO, INC.
         --------------------------------------------------------------
                                (Name of Issuer)

                            MULTI-MARKET RADIO, INC.
         --------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                                Class B Warrants
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   625432125
         --------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Michael G. Ferrel
                            Multi-Market Radio, Inc.
         President, Chief Executive Officer and Chief Operating Officer
                        150 East 58th Street, 19th Floor
                            New York, New York 10155
                                 (212) 407-9150
         --------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                      Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

                                   Copies to:
                            Howard M. Berkower, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 751-5700

                                October 8, 1996
         --------------------------------------------------------------
                       Date Tender Offer First Published,
                       Sent or Given to Security Holders







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                  This Amendment No. 1 to Schedule 13E-4 is filed pursuant to
Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, in connection with the offer by Multi-Market Radio, Inc. ("MMR") to exchange an aggregate of 368,000 MMR Class A Shares for all of the outstanding 1,840,000 MMR Class B Warrants (the "Exchange Offer"). MMR has amended the Exchange Offer to permit partial tenders by holders of its Class B Warrants as set forth in Supplement No. 1, dated October 21, 1996, to Offering Ciruclar dated October 4, 1996, a copy of such Supplement No. 1 is attached hereto as Exhibit 9(a)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as
Exhibit 9(a)(ii). The Exchange Offer remains the same in all other respects.






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                                   SIGNATURE

                  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            MULTI-MARKET RADIO, INC.


                            By:  /s/ Michael G. Ferrel
                                -------------------------------------
                            Name:   Michael G. Ferrel
                            Title:  President, Chief Executive Officer and Chief
                                    Operating Officer

Date:  October 21, 1996

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                                 EXHIBIT INDEX



     EXHIBIT
       NO.                               DESCRIPTION

 9(a)(i)            Supplement No. 1 to Offering Circular

 9(a)(ii) Letter of Transmittal to be used by warrantholders to tender MMR Class B Warrants pursuant to the Exchange Offer.

                                     - 3 -